SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549




                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         MARQUETTE MEDICAL SYSTEMS, INC.
                       (F/K/A MARQUETTE ELECTRONICS, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                   571474-10-5
                                   (CUSIP No.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP NO.  571474-10-5
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(1)      NAME OF REPORTING PERSON.       General Electric Company
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(2)      CHECK THE APPROPRIATE BOX                       (a) [ ]
         IF A MEMBER OF A GROUP.                         (b) [ ]

         Not applicable
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(3)      SEC USE ONLY.
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(4)      CITIZENSHIP OR PLACE
         OF ORGANIZATION.                                New York
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NUMBER OF SHARES    (5)     SOLE VOTING POWER.                 0
BENEFICIALLY        (6)     SHARED VOTING POWER.               0
OWNED BY EACH       (7)     SOLE DISPOSITIVE POWER.            0
REPORTING           (8)     SHARED DISPOSITIVE POWER.          0
PERSON WITH:
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(9)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON.                       0
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(10)     CHECK IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES.  [ ]

         Not applicable
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(11)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9).                                 0%
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(12)     TYPE OF REPORTING PERSON.                             CO
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                        SCHEDULE 13G/A - AMENDMENT NO. 1

                         MARQUETTE MEDICAL SYSTEMS, INC.
                       (F/K/A MARQUETTE ELECTRONICS, INC.)

ITEM 1.

         (A)      NAME OF ISSUER:

                  Marquette Medical Systems, Inc. (f/k/a Marquette Electronics, Inc.) (the "Issuer")

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  8200 West Tower Avenue
                  Milwaukee, Wisconsin  53223

ITEM 2.

         (A)      NAME OF PERSON FILING:

                  General Electric Company ("GE")

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  3135 Easton Turnpike
                  Fairfield, Connecticut  06431

         (C)      CITIZENSHIP:

                  New York corporation

         (D)      TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $.10 par value

         (E)      CUSIP NO.:

                  571474-10-5

ITEM 3.

                  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (A)      [ ]      BROKER OR DEALER REGISTERED UNDER SECTION 15 OF
                           THE ACT.

         (B)      [ ]      BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT.

         (C)      [ ]      INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19)
                           OF THE ACT.





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         (D)      [ ]      INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
                           THE INVESTMENT COMPANY ACT.

         (E)      [ ]      INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF
                           THE INVESTMENT ADVISERS ACT OF 1940.

         (F)      [ ]      EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS
                           SUBJECT TO THE PROVISIONS OF THE EMPLOYEE
                           RETIREMENT INCOME SECURITY ACT OF 1974 OR
                           ENDOWMENT FUND; SEE SS.240.13D-1(B)(1)(II)(F).

         (G)      [ ]      PARENT HOLDING COMPANY, IN ACCORDANCE WITH
                           SS.240.13D-1(B)(II)(G)
                           NOTE:  SEE ITEM 7.

         (H)      [ ]      GROUP, IN ACCORDANCE WITH SS.240.13D-1(B)(1)(II)(H).

                           Not Applicable.

ITEM 4.           OWNERSHIP (AT DECEMBER 31, 1996).

                  On December 31, 1995, GE's beneficial ownership of the Issuer's Class A Common Stock was 1,249,685 shares, the same as reported in GE's original statement on Schedule 13G dated February 6, 1992. During 1996, in three transactions, GE contributed all of such shares to The GE Fund (the "Fund"), thereby reducing GE's ownership to 0 shares as of December 31, 1996. The Fund is a tax-exempt organization and a private foundation within the meaning of Sections 501(c)(3) and 509(a) of the Internal Revenue Code. After such contributions, GE's beneficial ownership was as follows:

         (A)      AMOUNT BENEFICIALLY OWNED:  0 shares

         (B)      PERCENT OF CLASS:  0%

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                      (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE.

                               None

                      (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE.

                               None

                      (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE
                               DISPOSITION OF.

                               None





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                      (IV)     SHARED POWER TO DISPOSE OR DIRECT THE
                               DISPOSITION OF.

                               None

ITEM 5.           OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.






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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  February 14, 1997



                                  By:/s/ Philip D. Ameen
                                         Title: Vice President and Comptroller